Exhibit 99.1

NewsRelease

TC Energy to issue third quarter results November 1

CALGARY, Alberta - October 15, 2019 - News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) will hold a teleconference and webcast on Friday, November 1, 2019 to discuss its third quarter 2019 financial results which will be released pre-market.

Russ Girling, TC Energy President and Chief Executive Officer, Don Marchand, Executive Vice-President and Chief Financial Officer, and members of the executive leadership team will discuss TC Energy’s third quarter financial results and company developments at 9:00 a.m. (MDT) / 11:00 a.m. (EDT).

Members of the investment community and other interested parties are invited to participate by calling 800.478.9326 or 416.340.2218 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available on TC Energy’s website at TCEnergy.com/events or via the following URL: http://www.gowebcasting.com/10366.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EST) on November 8, 2019. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 8633180#.

TC Energy and its affiliates deliver the energy millions of people rely on every day to power their lives and fuel industry. Focused on what we do and how we do it, we are guided by core values of safety, responsibility, collaboration and integrity. Our more than 7,000 people are committed to sustainably developing and operating pipeline, power generation and energy storage facilities across Canada, the United States and Mexico. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. Visit TCEnergy.com and connect with us on social media to learn more.

Media Enquiries:
Jaimie Harding / Hejdi Carlsen
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522